DIVIDEND REINVESTMENT PLAN

1.	TERMS AND CONDITIONS

Pursuant to this Automatic Dividend Reinvestment Plan (the “Plan”) of the undersigned Nexpoint Credit Strategies Fund (the “Trust”), unless a holder (a “Shareholder”) of the Trust’s common shares of beneficial interest (the “Common Shares”) otherwise elects, all dividends and distributions on such Shareholder’s Common Shares will be automatically reinvested by American Stock Transfer and Trust Company LLC, as agent for Shareholders in administering the Plan (the “Plan Agent”), in additional Common Shares of the Trust. Shareholders who elect not to participate in the Plan will receive all dividends and other distributions in cash paid by check mailed directly to the Shareholder of record (or, if the Common Shares are held in street or other nominee name, then to such nominee) by American Stock Transfer and Trust Company LLC as the dividend disbursing agent (the “Dividend Disbursing Agent”). Participants may elect not to participate in the Plan and to receive all dividends and distributions in cash by sending written instructions to the Dividend Disbursing Agent, at the address set forth below in section 5. Participation in the Plan is completely voluntary and may be terminated or resumed at any time without penalty by written notice if received by the Plan Agent before the dividend record date; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or distribution.

The Plan Agent will open an account for each Shareholder under the Plan in the same name in which such Shareholder’s Common Shares are registered. Whenever the Trust declares a dividend or a distribution (collectively referred to as “dividends”) payable in cash, non-participants in the Plan will receive cash and participants in the Plan will receive the equivalent in Common Shares. The Common Shares will be acquired by the Plan Agent for the participants’ accounts, depending upon the circumstances described below, either (i) through receipt of additional unissued but authorized Common Shares from the Trust (“newly issued Common Shares”) or (ii) by purchase of outstanding Common Shares on the open market (“open-market purchases”) on the New York Stock Exchange, the national securities exchange on which the common shares are traded, or elsewhere.

If, on the payment date for any dividend, the market price per Common Share plus estimated brokerage commissions is greater than the net asset value per Common Share (such condition being referred to herein as “market premium”), the Plan Agent will invest the dividend amount in newly issued Common Shares, including fractions, on behalf of the participants. The number of newly issued Common Shares to be credited to each participant’s account will be determined by dividing the dollar amount of the dividend by the net asset value per Common Share on the payment date; provided that, if the net asset value per Common Share is less than 95% of the market price per Common Share on the payment date, the dollar amount of the dividend will be divided by 95% of the market price per Common Share on the payment date.

If on the payment date for any dividend, the net asset value per Common Share is greater than the market value per Common Share plus estimated brokerage commissions (such condition being referred to herein as “market discount”), the Plan Agent will invest the dividend amount in Common Shares acquired on behalf of the participants in open-market purchases.

In the event of a market discount on the payment date for any dividend, the Plan Agent will have until the last business day before the next date on which the Common Shares trade on an “ex-dividend” basis or 120 days after the payment date for such dividend, whichever is sooner (the “last purchase date”), to invest the dividend amount in Common Shares acquired in open-market purchases. It is contemplated that the Trust will pay monthly dividends. Therefore, the period during which open-market purchases can be made will exist only from the payment date of each dividend through the date before the next “ex-dividend” date of the third month of the quarter. If, before the Plan Agent has completed its open-market purchases, the market price of a Common Share exceeds the net asset value per Common Share, the average per Common Share purchase price paid by the Plan Agent may exceed the net asset value of the Common Shares, resulting in the acquisition of fewer Common Shares than if the dividend had been paid in newly issued Common Shares on the dividend payment date. Because of the foregoing difficulty with respect to open market purchases, if the Plan Agent is unable to invest the full dividend amount in open market purchases during the purchase period or if the market discount shifts to a market premium during the purchase period, the Plan Agent may cease making open-market purchases and may invest the uninvested portion of the dividend amount in newly issued Common Shares at the net asset value per Common Share at the close of business on the last purchase date; provided that, if the net asset value per Common Share is less than 95% of the market price per Common Share on the payment date, the dollar amount of the dividend will be divided by 95% of the market price per Common Share on the payment date.

The Plan Agent will maintain all Shareholders’ accounts in the Plan and furnish written confirmation of all transactions in the accounts, including information needed by Shareholders for tax records. Common Shares in the account of each Plan participant will be held by the Plan Agent on behalf of the Plan participant.

In the case of Shareholders such as banks, brokers or nominees that hold Common Shares for others who are the beneficial owners, the Plan Agent will administer the Plan on the basis of the number of Common Shares certified from time to time by the record Shareholder and held for the account of beneficial owners who participate in the Plan.

There will be no brokerage charges with respect to Common Shares issued directly by the Trust. However, each participant will pay a pro rata share of brokerage commissions incurred with respect to the Plan Agent’s open-market purchases in connection with the reinvestment of dividends. Participants who request a sale of shares through the Plan Agent are subject to a $2.50 sales fee and pay a brokerage commission of $0.05 per share sold.

For the avoidance of doubt, no Common Shares will be issued under the Plan at a price less than net asset value or under any circumstance that may violate the Investment Company Act of 1940, as amended, or any rules issued thereunder.

2.	VOTING

Each Shareholder proxy will include those Common Shares purchased or received pursuant to the Plan. The Plan Agent will forward all proxy solicitation materials to participants and vote proxies for Common Shares held pursuant to the Plan in accordance with the instructions of the participants.

3.	TAXATION

The automatic reinvestment of dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends. Accordingly, any taxable dividends received by a participant that is reinvested in additional Common Shares will be subject to federal (and possibly state and local) income tax even though such participant will not receive a corresponding amount of cash with which to pay such taxes.

4.	AMENDMENT OF THE PLAN

The Plan may be amended or terminated by the Trust. There is no direct service charge to participants in the Plan; however, the Trust reserves the right to amend the Plan to include a service charge payable by the participants.

5.	INQUIRIES REGARDING THE PLAN

All correspondence concerning the Plan should be directed to the Plan Agent

For transaction processing: American Stock Transfer and Trust Company LLC P.O. Box 922 Wall Street Station New York, N.Y. 10269-0560	For inquires: American Stock Transfer and Trust Company LLC 6201 15th Avenue Brooklyn, New York 11219

6.	APPLICABLE LAW

These terms and conditions shall be governed by the laws of the State of Delaware without regard to its conflicts of laws provisions.

Neither NexPoint nor the Plan Administrator shall be liable for any act performed in good faith or for any good faith omission to act or failure to act, including, without limitation, any claim of liability (I) arising out of failure to terminate a participant’s account, sell shares held in the Plan, deposit certificates or direct registration shares or invest dividends; (ii) with respect to the prices at which shares are purchased or sold for the participant’s account and the time such purchases or sales are made. Neither the Fund nor the Plan Administrator will be liable for any claims made more than 30 days after any instructions to purchase or sell shares was given.